QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period September 01, 2004

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SANPAOLO IMI

PRESS RELEASE

Press release pursuant to art. 2.6.2 paragraph 10 of Market Rules

        Turin, 1 September 2004—SANPAOLO IMI comunicates that Fitch Ratings, the international rating agency, has today upgraded Sanpaolo IMI's Individual rating to 'B' from 'B/C'. At the same time, the agency has affirmed the bank's other ratings at Long-term 'AA-' (AA minus), Short-term 'F1+' and Support '2'. The Outlook remains Stable.

        Fitch Ratings upgrade reflects prospects of a further improvement in underlying profitability as a result of the bank's reorganisation, which includes the successful integration of Sanpaolo IMI's network banks into the group, the application of a unified distribution model across the group and the integration of IT systems in the branch banking network

        The assigned ratings are also based on the bank's good asset quality with net impaired loans amounting to only 2% of total net loans, on the bank's moderate market risk exposure and sophisticated risk management systems, as well as on its sound capital adequacy (Tier 1 ratio of 7.40% at end-2003).

        (Enclosed Fitch Rating Press Release)

INVESTOR RELATIONS
investor.relations@sanpaoloimi.com—Telefax +39 011 5552989
www.grupposanpaoloimi.com

Dean Quinn (+39 011 5552593)
 Damiano Accattoli (+39 011 5553590)
 Alessia Allemani (+39 011 5556147)
 Anna Monticelli (+39 011 5552526)

FITCH UPGRADES INDIVIDUAL RATING OF SANPAOLO IMI

        Fitch Ratings-London/Milan-01 September 2004: Fitch Ratings, the international rating agency, has today upgraded Sanpaolo IMI's Individual rating to 'B' from 'B/C'. At the same time, the agency has affirmed the bank's other ratings at Long-term 'AA-' (AA minus), Short-term 'F1+' and Support '2'. The Outlook remains Stable.

        The upgrade of the Individual rating reflects what Fitch views as prospects of a further improvement in underlying profitability as a result of the bank's reorganisation. This includes the successful integration of Sanpaolo IMI's network banks into the group, the application of a unified distribution model across the group, and the integration of IT systems in the branch banking network. During Q1 2004 Sanpaolo IMI's operating profit before extraordinary items increased by over 10%, which was underpinned by healthy growth in net commission income.

        Sanpaolo IMI's Long-term, Short-term and Individual ratings are also based on the bank's good asset quality with net impaired loans amounting to only 2% of total net loans. They also consider the bank's moderate market risk exposure and sophisticated risk management systems, as well as on its sound capital adequacy, expressed in a Tier 1 ratio of 7.40% at end-2003.

        With a balance sheet of EUR207 billion at end-March 2004, Sanpaolo IMI is Italy's third largest bank by total assets. The group has a strong franchise across Italy and is—with assets under management of EUR144bn at end-2003, Italy's largest asset manager. In February 2004 the group announced plans to amalgamate its insurance activities under one company, which would make it the second largest insurer in Italy.

        Contact: Christian Scarafia, Milan, Tel: +39 02 87 90 87 212; Matthew Taylor, London, +44 20 7417 4345.

        Media Relations: Campbell McIlroy, London, Tel: +44 20 7417 4327.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: September 01, 2004	By:	/s/ GIORGIO SPRIANO
	Name:	Giorgio Spriano
	Title:	Head of Company Secretariat

QuickLinks

SANPAOLO IMI PRESS RELEASE
FITCH UPGRADES INDIVIDUAL RATING OF SANPAOLO IMI
SIGNATURES